UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For September 30, 2007

Commission File No. 001-33176

Fuwei Films (Holdings) Co., Ltd.

No. 387 Dongming Road
Weifang Shandong
People’s Republic of China, Postal Code: 261061

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

EXPLANATORY NOTE

This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels or activity, performance or achievements expressed or implied by these forward-looking statements. The information in this Report on Form 6-K is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this Form 6-K is filed, and the Company does not intend to update any of the forward-looking statements after the date this Report on Form 6-K is filed to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this Form 6-K are subject to risks, uncertainties and assumptions about our businesses and business environments. These statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results of our operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which are include, among other things, competition in the BOPET film industry; growth of, and risks inherent in, the BOPET film industry in China; uncertainty as to future profitability and our ability to obtain adequate financing for our planned capital expenditure requirements; uncertainty as to our ability to continuously develop new BOPET film products and keep up with changes in BOPET film technology; risks associated with possible defects and errors in our products; uncertainty as to our ability to protect and enforce our intellectual property rights; uncertainty as to our ability to attract and retain qualified executives and personnel; and uncertainty in acquiring raw materials on time and on acceptable terms, particularly in view of the volatility in the prices of petroleum products in recent years.

On January 10, 2008, Fuwei Films (Holdings) Co. Ltd. (the “Company”) announced its unaudited consolidated financial results for the nine months period ended September 30, 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006
(amounts in thousands except share and per share value)

	As of Sept. 30, 2007		As of Dec. 31, 2006
	Unaudited
ASSETS	RMB	US$	RMB

Current assets
Cash and cash equivalents	67,590	9,021	249,939
Restricted cash	44,679	5,963	3,311
Accounts receivable, net	51,376	6,857	75,530
Inventories	51,108	6,821	23,783
Prepayments and other receivables	48,733	6,504	19,438
Total current assets	263,486	35,166	372,001

Property, plant and equipment, net	233,744	31,196	250,937
Construction in progress	210,236	28,058	66,753
Lease prepayments, net	22,890	3,055	23,059
Deposits for purchase of property, plant and equipment			13,900
Intangible assets	54	7	109
Goodwill	10,276	1,371	10,276
Deferred tax assets	1,047	140	1,047
Total assets	741,733	98,993	738,082

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	183,169	24,446	239,678
Accounts payables	20,781	2,773	12,809
Accrued expenses and other payables	25,028	3,340	19,497
Deferred tax liabilities	1,166	156	191
Total liabilities	230,144	30,715	272,175
Shareholders’ equity
Ordinary shares of US$0.129752 par value; 20,000,000 shares authorized; 13,062,500 issued and outstanding as of September 30, 2007 and December 31, 2006, respectively	13,323	1,707	13,323
Additional paid-in capital	311,907	39,967	311,907

Retained earnings	185,153	23,835	138,892
Cumulative translation adjustment	1,206	2,769	1,785
Total shareholders’ equity	511,589	68,278	465,907
Total liabilities and shareholders’ equity	741,733	98,993	738,082

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND OTHER COMPREHENSIVE INCOME
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(amounts in thousands except share and per share value)
(Unaudited)

	Three Months Ended			Nine Months Ended
	Sept.. 30, 2007		Sept.. 30, 2006	Sept.. 30, 2007		Sept..30, 2006
	RMB	US$	RMB	RMB	US$	RMB
Net sales	107,652	14,261	95,463	327,847	42,790	315,402
Cost of sales	(84,067)	(11,136)	(73,032)	(247,323)	(32,280)	(240,625)
Gross profit	23,585	3,125	22,431	80,524	10,510	74,777

Operating expenses
Selling expenses	(2,869)	(380)	(3,900)	(11,623)	(1,517)	(12,758)
Administrative expenses	(4,778)	(633)	(2,237)	(10,496)	(1,370)	(5,432)
Deprecation and amortization	(338)	(45)	(339)	(1,075)	(140)	(878)
Total operating expenses	(7,985)	(1,058)	(6,476)	(23,194)	(3,027)	(19,068)
Operating income	15,600	2,067	15,955	57,330	7,483	55,709

Other income/(expense)
- Interest income	236	31	11	513	67	18
- Interest expense	(1,745)	(231)	(1,998)	(6,581)	(859)	(8,937)
- Others, net	263	36	(292)	(299)	(39)	(591)
Total other income/(expense)	(1,246)	(164)	(2,279)	(6,367)	(831)	(9,510)
Income before income tax benefit/(expense)	14,354	1,903	13,676	50,963	6,652	46,199

Income tax benefit/(expense)	(1,443)	(191)	233	(4,702)	(614)	(1)
Net income	12,911	1,712	13,909	46,261	6,038	46,198

Other comprehensive income
- Foreign currency translation adjustments	(8)	1,048	(6)	(579)	2,540	(6)
Comprehensive income	12,903	2,760	13,903	45,682	8,578	46,192
Earnings per share (basic and diluted)
- Basic	0.99	0.13	18,040	3.54	0.46	59,919
- Diluted	0.99	0.13	18,040	3.54	0.46	59,919
Weighted average number ordinary shares
- Basic	13,062,500	13,062,500	771	13,062,500	13,062,500	771
- Diluted	13,062,500	13,062,500	771	13,062,500	13,062,500	771
Basic and diluted shares are the same as there is no anti diluted effect

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2007 AND 2006
(amounts in thousands except share and per share value)
(Unaudited)

	Period Ended Sept. 30,2007		Period Ended Sept. 30, 2006
	RMB	US$	RMB
Cash flow from operating activities
Net income	46,261	6,038	46,198
Adjustments to reconcile net income to net cash
(used in)/provided by operating activities
- Depreciation of property, plant and equipment	18,295	2,388	18,318
- Amortization	561	73	368
- Deferred income taxes	974	127	(144)
Changes in operating assets and liabilities
- Accounts receivable	24,153	3,152	(20,739)
- Inventories	(27,325)	(3,566)	(10,050)
- Prepaid expenses and other current assets	(29,292)	(3,823)	(44,605)
- Accounts payable	7,972	1,040	9,582
- Accrued expenses and other payables	5,531	722	(14,529)
Net cash provided by operating activities	47,130	6,151	(15,601)
Cash flow from investing activities
(Purchases)/acquisition of property, plant and equipment	(130,685)	(17,057)	32,779
Payment of land use rights	(15)	(2)	(6,540)
Restricted cash related to trade finance	(41,368)	(5,399)	(4,190)
Net cash provided by/(used in) investing activities	(172,069)	(22,458)	22,049
Cash flow from financing activities
Principal payments of short-term bank loans	(239,678)	(31,282)	(248,046)
Proceeds from short-term bank loans	183,169	23,907	240,030
Net cash used in financing activities	(56,508)	(7,375)	(8,016)
Effect of foreign exchange rate changes	(902)	676	(4,178)
Net decrease in cash & cash equivalent	(182,349)	(23,006)	(5,746)
Cash & cash equivalent
Beginning balance	249,939	32,027	7,427
Ending balance	67,590	9,021	1,681
Supplemental disclosure of cash flow information
Cash paid during the period/year for
Interest paid	10,068	1,314	11,594
Income taxes paid	4,702	627	-

The accompanying notes are an integral part of this condensed consolidated statement.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 1 - BACKGROUND

Fuwei Films (Holdings) Co., Ltd (the “Company”) and its subsidiaries (the “Group”) are principally engaged in the production and distribution of BOPET film, a high quality plastic film widely used in packaging, imaging, electronics, electrical and magnetic products in the People’s Republic of China (the “PRC”). The Company is incorporated in the Cayman Islands, established on August 9, 2004 under the Cayman Islands Companies Law as an exempted company with limited liability.

On August 20, 2004, the Company was allotted and issued one ordinary share of US$1.00 in Fuwei (BVI) (being the entire issued share capital of Fuwei (BVI)), thereby establishing Fuwei (BVI) as the intermediate investment holding company of the Group.

The Group was established by certain members of the former management team and employees (the “Group Founders”) of Shandong Neo-Luck Plastics Co., Ltd (“Shandong Neo-Luck”), a company owned 59% by a PRC state-owned enterprise. Prior to filing for bankruptcy protection on September 24, 2004, Shandong Neo-Luck was engaged in the business of BOPET film production. Certain production-related assets of Shandong Neo-Luck which had previously been mortgaged to the Bank of China, Weifang City branch (the “Mortgagee Bank”) as security for several loans extended to Shandong Neo-Luck’s affiliates were acquired through public auction by Fuwei Films (Shandong) Co., Ltd (“Shandong Fuwei”) on October 9, 2003 for RMB156,000 as a result of the borrowers default on various bank loans. Shandong Fuwei, established in the PRC on January 28, 2003 as a limited liability company, commenced its operations in July 2003. The principal activities of Shandong Fuwei are those relating to the design, production and distribution of plastic flexible packaging materials. Shandong Neo-Luck was subsequently declared bankrupt by the Weifang Municipal People’s Court in the PRC on September 24, 2004.

On December 18, 2006, the Company became listed on the Nasdaq Global Market and offered 3,750,000 ordinary shares, at an IPO price of US$8.28 per ordinary share. On December 22, 2006, an additional 562,500 ordinary shares were sold at the IPO price of US$8.28 per ordinary share pursuant to the underwriter’s exercise of its over-allotment option. As of September 30, 2007, the number of total issued ordinary shares issued and outstanding was 13,062,500.

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited financial statements of the Company have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim periods are not necessarily indicative of the results for any future period. These statements should be read in conjunction with the Company's audited financial statements and notes thereto for the fiscal year ended December 31, 2006. The results of the nine month period ended September 30, 2007 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2007.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Group’s consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis of accounting differs in certain material respects from that used in the preparation of the books of account of Shandong Fuwei, the Company’s principal subsidiary, which are prepared in accordance with the accounting principles and the relevant financial regulations applicable to enterprises limited by shares as established by the Ministry of Finance of the PRC (“PRC GAAP”), the accounting standards used in the country of its domicile. The accompanying condensed consolidated financial statements reflect necessary adjustments not recorded in the books of account of the Company’s subsidiaries to present them in conformity with US GAAP.

Principles of Consolidation
The condensed consolidated financial statements include the financial statements of the Company and its two subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

Use of Estimates
The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the amount of revenues and expenses during the reporting periods. Management makes these estimates using the best information available at the time the estimates are made. However, actual results could differ materially from those results.

Foreign Currency Transactions
The Group’s reporting currency is the Renminbi (“RMB”).

The Company and Fuwei (BVI) operate in Hong Kong as investment holding companies and their financial records are maintained in Hong Kong dollars, being the functional currency of these two entities. Assets and liabilities are translated into RMB at the exchange rates at the balance sheet date, equity accounts are translated at historical exchange rates and income, expenses, and cash flow items are translated using the average rate for the period. The translation adjustments are recorded in accumulated other comprehensive income in the statements of shareholders’ equity and comprehensive income.

Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (the “PBOC”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. The resulting exchange differences are recorded in the statements of income.

RMB is not fully convertible into foreign currencies. All foreign exchange transactions involving RMB must take place either through the PBOC or other institutions authorized to buy and sell foreign currency. The exchange rate adopted for the foreign exchange transactions are the rates of exchange quoted by the PBOC which are determined largely by supply and demand.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Exchange Rate Information
Foreign Currency - The Company’s principal country of operations is in the People’s Republic of China. The financial position and results of operations of the Company are determined using the local currency (“Renminbi”) as the functional currency. The results of operations denominated in foreign currency are translated at the average rate of exchange during the reporting period.

Unless otherwise noted, all translations from Renminbi to U.S. dollars in report of assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the market rate of exchange prevailing on that date. The registered equity capital denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. All translation adjustments resulting from the translation of the financial statements into the reporting currency (“US Dollars”) are dealt with as a separate component within shareholders’ equity. We make no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, the rates stated above, or at all.

Cash and Cash Equivalents and Restricted Cash
For statements of cash flow purposes, the Company considers all cash on hand and in banks, including accounts in book overdraft positions, certificates of deposit and other highly-liquid investments with maturities of three months or less, when purchased, to be cash and cash equivalents.

The company has restricted cash of $44,679 and $5,963 as of September 30, 2007 and December 31, 2006.

Trade Accounts Receivable
Trade accounts receivable are recorded at the invoiced amount after deduction of trade discounts, value added taxes and allowances, if any, and do not bear interest. The allowance for doubtful accounts is the Group’s best estimate of the amount of probable credit losses in the Group’s existing accounts receivable. The Group determines the allowance based on historical write-off experience, customer specific facts and economic conditions.

The Group reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. All other balances are reviewed on a pooled basis by aging of such balances. Account balances are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. The Group does not have any off-balance-sheet credit exposure related to its customers.

The Group has a credit policy in place and the exposure to credit risk is monitored on an ongoing basis. Credit evaluations are performed on all customers requiring credit over a certain amount. These receivables are due within 7 to 60 days from the date of billing. Normally, the Group does not obtain collateral from customers.

Inventories
Inventories are stated at the lower of cost or market value. Cost is determined using the average cost method. Cost of work

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

in progress and finished goods comprises of direct material, direct production cost and an allocated portion of production overheads based on normal operating capacity.

Property, Plant and Equipment
Property, plant and equipment are stated at cost less accumulated depreciation and impairment.

Depreciation on property, plant and equipment is calculated on the straight-line method (after taking into account their respective estimated residual values) over the estimated useful lives of the assets. There are as follows:

Years
Buildings and improvements	25 - 30
Plant and equipment	10 - 15
Computer equipment	5
Furniture and fixtures	5
Motor vehicles	5

Depreciation of property, plant and equipment attributable to manufacturing activities is capitalized as part of the inventory, and expensed to cost of goods sold when inventory is sold. Depreciation related to abnormal amounts from idle capacity is charged to cost of goods sold for the period incurred.

Construction in progress represented capital expenditure in respect of the third production line and the trial production line. No depreciation is provided in respect of construction in progress.

Lease Prepayments
Lease prepayments represent the costs of land use rights in the PRC. Land use rights are carried at cost and charged to expense on a straight-line basis over the respective periods of rights of 30 years. The current portion of lease prepayments has been included in prepayments and other receivables in the balance sheet.

Intangible Assets
The Group acquired a trademark for use in the production and distribution of plastic flexible packaging materials. The trademark is carried at cost less accumulated amortization. Amortization expense is recognized on the straight-line basis over the estimated useful life of 5 years of the trademark.

Goodwill
Goodwill represents the excess of purchased cost over fair value of net assets of the Shandong Fuwei’s acquired business. Goodwill is evaluated for impairment annually. The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to: (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit’s carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies’ data. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of reporting unit goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. An impairment loss would be recognized when the carrying amount of goodwill exceeds its implied fair value. The Company’s evaluation of goodwill completed during the year resulted in no impairment losses.

Impairment of Long-lived Assets
Long-lived assets, other than goodwill, including property, plant, and equipment and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount in which the carrying amount of the asset exceeds the fair value of the asset.

Revenue Recognition
Sales of plastic flexible packaging materials are reported, net of value added taxes (“VAT”), sales returns, trade discounts and allowances. The standard terms and conditions under which the Group generally delivers allow a customer the right to return product for refund only if the product does not conform to product specifications; the non-conforming product is identified by the customer; and the customer rejects the non-conforming product and notifies the Group within 7 days and 30 days of receipt for sales to customers in the PRC and overseas, respectively. The Group recognizes revenue when products are delivered and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is probable, persuasive evidence of an arrangement exists and the sales price is fixed or determinable.

In the PRC, VAT of 17% on invoice amount is collected in respect of the sales of goods on behalf of tax authorities. The VAT collected is not revenue of the Group; instead, the amount is recorded as a liability on the consolidated balance sheet until such VAT is paid to the authorities.

Government Grants
Government grants are recognized in the consolidated balance sheet initially as deferred income when they have been received. Grants that compensate the Group for expenses incurred are recognized as a reduction of expenses in the consolidated statement of income in the same period in which the related expenses are incurred.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retirement and Other Post-retirement Benefits
Contributions to retirement schemes (which are defined contribution plans) are charged to expense as and when the related employee service is provided.

Income Taxes
Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Earnings Per Share
Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

Use of Estimates
The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Group to make a number of estimates and assumptions relating to the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. On an ongoing basis, management reviews its estimates and assumptions including those related to the recoverability of the carrying amount and the estimated useful lives of long-lived assets, valuation allowances for accounts receivable and realizable values for inventories. Changes in facts and circumstances may result in revised estimates.

Contingencies
In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the business that relate to a wide range of matters, including among others, product liability. The Group recognizes a liability for such contingency if it determines it is probable that a loss has occurred and a reasonable estimate of the loss can be made. The Group may consider many factors in making these assessments including past history and the specifics of each matter. As the Group has not become aware of any product liability claim since operations commenced, the Group has not recognized a liability for any product liability claims.

Recently Issued Accounting Standards
In July 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an Interpretation of FASB Statement No. 109 ("FIN 48"). FIN 48 seeks to reduce the

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

diversity in practice associated with certain aspects of measuring and recognition in accounting for income taxes. In addition, FIN 48 requires expanded disclosure with respect to the uncertainty in income taxes and is effective as of the beginning of the 2008 fiscal year. Management is currently evaluating the effect of this pronouncement on financial statements.

In September 2006, FASB issued SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106, and 132(R)”. This Statement improves financial reporting by requiring an employer to recognize the over funded or under funded status of a defined benefit postretirement plan (other than a multiemployer plan) as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income of a business entity or changes in unrestricted net assets of a not-for-profit organization. This Statement also improves financial reporting by requiring an employer to measure the funded status of a plan as of the date of its year-end statement of financial position, with limited exceptions. An employer with publicly traded equity securities is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. An employer without publicly traded equity securities is required to recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after June 15, 2007. However, an employer without publicly traded equity securities is required to disclose the following information in the notes to financial statements for a fiscal year ending after December 15, 2006, but before June 16, 2007, unless it has applied the recognition provisions of this Statement in preparing those financial statements:

•	A brief description of the provisions of this Statement;

•	The date that adoption is required;

•	The date the employer plans to adopt the recognition provisions of this Statement, if earlier.

The requirement to measure plan assets and benefit obligations as of the date of the employer’s fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Management is currently evaluating the effect of this pronouncement on financial statements.

In February 2007, FASB issued FASB Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. FAS 159 is effective for fiscal years beginning after November 15, 2007. Early adoption is permitted subject to specific requirements outlined in the new Statement. Therefore, calendar-year companies may be able to adopt FAS 159 for their first quarter 2007 financial statements.

The new Statement allows entities to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If a company elects the fair value option for an eligible item, changes in that item's fair value in subsequent reporting periods must be recognized in current earnings. FAS 159 also establishes presentation and disclosure requirements designed to draw comparison between entities that elect different measurement attributes for similar assets and liabilities. Management is currently evaluating the effect of this pronouncement on financial statements.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 2 - BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for the Company’s fiscal year beginning October 1, 2009. Management is currently evaluating the effect of this pronouncement on financial statements.

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This Statement replaces SFAS No. 141, Business Combinations. This Statement retains the fundamental requirements in Statement 141 that the acquisition method of accounting (which Statement 141 called the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. This Statement also establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. SFAS No. 141(R) will apply prospectively to business combinations for which the acquisition date is on or after Company’s fiscal year beginning October 1, 2009. While the Company has not yet evaluated this statement for the impact, if any, that SFAS No. 141(R) will have on its consolidated financial statements, the Company will be required to expense costs related to any acquisitions after September 30, 2009.

NOTE 3 - ACCOUNTS RECEIVABLE, NET

Accounts receivable at September 30, 2007 and December 31, 2006 consist of the following:

	Sept-30-07		Dec-31-06
	(Unaudited)
	RMB	US$	RMB
Accounts receivable	35,691	4,761	39,053
Less: Allowance for doubtful accounts	–	–	(872)

Bills receivable	15,685	2,096	37,349

	51,376	6,857	75,530
	=========	=========	=========

Bill receivables are bank’s acceptance bills which are guaranteed by bank.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

 NOTE 4-INVENTORIES

Inventories at September 30, 2007 and December 31, 2006 consist of the following:

	Sept-30-07		Dec-31-06
	RMB	US$	RMB
	(Unaudited)
Raw materials	16,550	2,209	10,526
Work-in-progress	1,765	236	2,029
Finished goods	32,366	4,320	10,874
Consumables and spare parts	427	56	354

	51,108	6,821	23,783
	=========	=========	=========

NOTE 5-PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	Sept-30-07		Dec-31-06
	RMB	US$	RMB
	(Unaudited)
Buildings	33,699	4,498	33,699
Plant and equipment	276,462	36,897	276,328
Computer equipment	1,013	135	955
Furniture and fixtures	1,798	240	1,798
Motor vehicles	1,681	224	1,390

	314,653	41,994	314,170
Less: accumulated depreciation	(80,909)	(10,798)	(63,233)

	233,744	31,196	250,937
	=========	=========	=========

Total depreciation for the periods nine months ended September 30, 2007 and 2006 was RMB 18,295 (US$ 2,388) and RMB 18,318 (US$ 2,278), respectively of which RMB 17,404 (US$ 2,338) and RMB 17,744 (US$2,216), were included as a component of cost of goods sold. For the three months ended September 30, 2007 and 2006, depreciation expenses totaled RMB 6,553 (US$ 868) and RMB 6,618 (US$ 821) respectively. For the three months ended September 30, 2007 and 2006, depreciation expenses totaled RMB 6,400 (US$ 848) and RMB 6,044 (US$ 827) were included in cost of goods sold, respectively.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 6 - CONSTRUCTION IN PROGRESS

Construction-in-progress represents capital expenditure in respect of the BOPET production line and the trial production line. Construction in progress was RMB 210,236 (US$28,058) ended September 30, 2007, and RMB 66,753 (US$ 8,553) ended December 31, 2006, respectively.

Interest expense capitalized during the periods ended September 30, 2007 and 2006 was RMB4,012 (US$ 524) and RMB 2,657 (US$332), respectively. For the three months ended September 30, 2007 and 2006, the interest expense capitalized was RMB 1,433 (US$190) and RMB1,687 (US$ 211).

NOTE 7 - LEASE PREPAYMENTS

As of September 30, 2007 and December 31, 2006, net of amortization land use right was RMB 22,890 (US$ 3,055) and RMB 23,059 (US$ 2,954), respectively.

As of September 30, 2007 and December 31, 2006, net of intangible assets was RMB 54 (US$7) and RMB 109 (US$ 13), respectively.

Amortization of land use rights and intangible assets for the nine months ended September 30, 2007 and 2006 was RMB561 (US$ 73) and RMB 368 (US$ 46), respectively. Amortization of land use rights for the three months ended September 30, 2007 and 2006 was RMB132 (US$ 17) and RMB 114 (US$ 14), respectively.

Amortization expenses for the next five years after September 30, 2007 is as follows:

	RMB	US$
1 year after	795	106
2 year after	741	99
3 year after	741	99
4 year after	741	99
5 year after	741	99

NOTE 8 - SHORT-TERM BANK LOANS

	Interest rate	Sept-30-07		Dec-31-06
		(Unaudited)
Lender	per annum	RMB	US$	RMB
Bank of Communications Co. Ltd.
- January 15 2007 to January 15 2008	6.732%	52,590	7,018	52,600
- January 15, 2007 to January 15, 2008	6.732%	100,000	13,346	100,000
-December 20, 2005 to December 13, 2006	6.696%	-	-	52,546
China Construction Bank Corporation
- March 31, 2006 to January 20, 2007	5.84%	-	-	8,934

Agricultural Bank of China Co., Ltd.
- September 30, 2005 to September 9, 2006	7.25%	-	-	8,790
- October 17, 2005 to October 16, 2006	7.25%	-	-	8,000
- October 28, 2005 to October 27, 2006	7.25%	-	-	6,800

Weifang City Commercial Bank
- January 31 2007 to January 30 2008	3.06%	16,500	2,202	-
Discounted bills	6.86%-7.00%	-	-	2,008

Bank of China
- August 13,2007 to August 13, 2008	6.03%	3,525	471	~~-~~
- August 24,2007 to August 24, 2008	6.02%	5,005	669	~~-~~
- August 31,2007 to August 31, 2008	6.01%	3,216	429	~~-~~
- September 11,2007 to September 11, 2008	6.01%	2,334	311	~~-~~

		183,169	24,446	239,678
		=========	=========	=========
Notes:
The principal amounts of the above short-term loans are repayable at the end of the loan period. These notes were collateralized by the plant and equipment, and deposits.

Following the maturity of the short-term loans of RMB 52,546 (US$ 6,804) and RMB 100,000 (US$12,948) from Bank of Communications Co., Ltd on December 13, 2006 and September 20, 2006, respectively, the Company obtained new short-terms loans of RMB 52,590 (US$ 6,809) and RMB100,000 (US$ 12,948) from Bank of Communications Co., Ltd. on January 15, 2007, with the maturity date on January 15, 2008, and 6.732% interest rate per annum.

All of the short-term loans from Agricultural Bank of China Co., Ltd., totaling RMB 23,590 (US$ 3,022), and a short-term loan from Bank of Communications Co., Ltd. of RMB 52,600 (US$ 6,740), were fully repaid in January 2007 and February 2007, respectively.

The Company entered into a loan agreement with Weifang City Commercial Bank on January 31, 2007, totaling RMB 16,500 (US$ 2,136). The loan is a low interest rate loan from the government to enterprises and the interest rate applied in the Fund is 50% lower than the prevailing interest rate published by People’s Bank of China. The loan is a type of industrial development fund loan administered by the local government in Shandong with the purpose of enhancing the independent innovation and technical research and development ability of local enterprises and supporting the development of local high and new technology companies. RMB 16,500 (US$ 2,201) proceeds from this loan have been invested in the construction of the trial production line project of the Fuwei Technology Center.

In August and September 2007, Bank of China Weifang Branch, recommended Shandong Fuwei a foreign currency portfolio transaction, which is expected to be able to reduce the cost in foreign exchange when Shandong Fuwei imports raw material from abroad. This foreign exchange portfolio transaction is guaranteed by RMB 14,079 (US$ 1,879) deposit as the security. When Shandong Fuwei established the line of credit, the Bank signed a loan contract of US$ 1,879 with the Company, with one-year term. The interest rates and based on a low fixed benchmark interest rate of the People’s Bank of China (the “PBOC”). The RMB security deposit’s interests are calculated in accordance with the one-year term deposit. It has been agreed that Shandong Fuwei can purchase US$ at a lower exchange rate.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 9 - INTEREST EXPENSE

 The Group capitalizes interest expense as a component of the cost of construction in progress. The following is a summary of interest cost incurred during the periods ended September 30, 2007 and 2006:

	Nine Months Period Ended Sept. 30, 2007		Nine Months Period Ended Sept. 30, 2006
	(Unaudited)		(Unaudited)
	RMB	US$	RMB
Interest cost capitalized	4,012	524	2,657
Interest cost charged to expense	6,581	859	8,937

	10,593	1,383	11,594
	=========	=========	=========

NOTE 10-INCOME TAX

Cayman Islands Tax
Under the current Cayman Island laws, the Company is not subject to tax on income or capital gain. In addition, upon payments of dividends by the Company to its shareholders, no Cayman Islands withholding tax is imposed.

PRC Tax
Shandong Fuwei, being a Hi-Tech Enterprise in the Weifang Hi-Tech Industrial Zone in Shandong, PRC, has been granted preferential tax treatments by the Tax Bureau of the PRC. According to the PRC Income Tax Law and various approval documents issued by the Tax Bureau, Shandong Fuwei’s profit was taxed at a rate of 15%.

In addition, Shandong Fuwei has been granted certain tax relief under which it is exempted from PRC income tax for the period from January 28, 2003 to December 31, 2006.

Pursuant to the acquisition by Fuwei (BVI), Shandong Fuwei became a wholly foreign-owned enterprise under the laws of the PRC on January 5, 2005. Accordingly, Shandong Fuwei is entitled to a new 2-year exemption of the 3-year 50% reduction for Foreign Enterprise Income Tax holiday whereby the profit for the first two financial years beginning with the first profit-making year (after setting off tax losses carried forward from prior years) is exempted from income tax in the PRC and the profit for each of the subsequent three financial years is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. The tax holiday of Shandong Fuwei commenced in 2005.

On December 29, 2006, the Standing Committee of the Tenth National People’s Congress (“NPC”) passed a resolution to submit the draft Enterprises Income Tax Law (“New Tax Law”) to the Tenth NPC plenary session for voting. The New Tax Law was adopted on March 16, 2007. Under the New Tax Law, which will become effective on January 1, 2008, domestic enterprises and foreign-invested enterprises will generally become subject to a unified enterprise income tax rate of 25%, except that enterprises incorporated prior to March 16, 2007 may continue to enjoy existing preferential tax treatments until January 1, 2013. As a result of the New Tax Law, even if Shandong Fuwei continues to maintain its high-tech enterprise

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 10-INCOME TAX  (continued)

status, Shandong Fuwei will be subject to the increased 25% unified enterprise income tax rate on January 1, 2013.

Income tax benefit reported in the consolidated statements of income differs from the income tax expense amount computed by applying the PRC income tax rate (the statutory tax rate of the company’s principal subsidiary). For the periods ended September 30, 2007 and 2006, due to the tax holiday the company’s effective tax rates were 7.5% and 0% respectively, saving 50% and 100% of the 15% rate for High-tech enterprises located in the Development District of national level in china.

Effect of Adoption of FASB Interpretation No. 48 (Fin 48), “Accounting for Uncertainly in Income Taxes

In 2006, the Financial Accounting Standards Board (FASB) issued FIN 48, which clarifies the application of SFAS 109 by defining a criterion that an individual income tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements and provides guidance on measurement, derecognition, classification, accounting for interest and penalties, accounting in interim periods, disclosure and transition. In accordance with the transition provisions, the company adopted FIN 48 effective January 1, 2007.

The company recognizes that virtually all tax positions in the PRC are not free of some degree of uncertainty due to tax law and policy changes by the state. However, the company cannot reasonably quantify political risk factors and thus must depend on guidance issued by current state officials.

Based on all known facts and circumstances and current tax law, the company believes that the total amount of unrecognized tax benefits as of September 30, 2007, is not material to its results of operations, financial condition or cash flows. The company also believes that the total amount of unrecognized tax benefits as of September 30, 2007, if recognized, would not have a material effect on its effective tax rate. The company further believes that there are no tax positions for which it is reasonably possible, based on current Chinese tax law and policy, that the unrecognized tax benefits will significantly increase or decrease over the next 12 months producing, individually or in the aggregate, a material effect on the company’s results of operations, financial condition or cash flows.

NOTE 11-PENSION AND OTHER POSTRETIREMENT BENEFITS

Pursuant to the relevant PRC regulations, the Group is required to make contributions at a rate of 20% of employees’ salaries and wages to a defined contribution retirement scheme organized by the local Social Bureau in respect of the retirement benefits for the Group’s employees in the PRC. The total amount of contributions of RMB299 (US$39) and RMB 351 (US$44) for the periods ended September 30, 2007and 2006, respectively, and the total amount of contributions of RMB 101 (US$ 13) and RMB119 (US$15) for the three months ended September 30, 2007and 2006, respectively, were charged to administrative expenses in the accompanying consolidated statements of income. The Group has no other obligation to make payments in respect of retirement benefits of the employees.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 12- SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For the nine months ended September 30, 2007, RMB 4,702 (US$ 627) of income taxes was paid. No income taxes were paid for the nine months ended September 30, 2006 because the Company was tax-exempt during the year 2006, and it started paying income taxes from April 2007.

 Interest paid amounted to RMB 10,068 (US$ 1,314) and RMB 11,594 (US$ 1,448) for the nine months ended September 30, 2007 and 2006, respectively.

NOTE 13- EARNINGS PER SHARE

The Company adopted Statement of Financial Accounting Standards No. 128, "Earnings per Share" (SFAS 128). SFAS 128 requires the presentation of earnings per share (EPS) as Basic EPS and Diluted EPS.

Basic earnings per share are computed by dividing net earnings by the weighted average number of ordinary shares outstanding during the year. Diluted earnings per share is calculated by dividing net earnings by the weighted average number of ordinary and dilutive potential ordinary shares outstanding during the year. Diluted potential ordinary shares consist of shares issuable pursuant to stock option plan.

The weighted average numbers of shares used to calculate EPS were 13,062,500 and 771 for the nine months ended September 30, 2007 and 2006 respectively, and reflect only the shares outstanding for those periods.

The company uses the treasury stock method to compute dilution related to outstanding stock options. Because the option price exceeded the market price for common stock at September 30, 2007, the options were anti-dilutive and were not included when computing diluted earning per share.

Basic and diluted earnings per share were RMB0.99 (US$0.13) and RMB 3.54 (US$0.46) for the three and nine months ended September 30, 2007, RMB18,040 (US$2,407) and RMB 59,919 (US$7,481) for the three and nine months ended September 30, 2007.

NOTE 14 - STOCK OPTION PLAN

The Company adopted SFAS No. 123 (Revised 2004), Share Based Payment ("SFAS No. 123R"), under the modified-prospective transition method on January 1, 2006. SFAS No. 123R requires companies to measure and recognize the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value. Share-based compensation recognized under the modified-prospective transition method of SFAS No. 123R includes share-based compensation based on the grant-date fair value determined in accordance with the original provisions of SFAS No. 123, Accounting for Stock-Based Compensation, for all share-based payments granted prior to and not yet vested as of

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 14 - STOCK OPTION PLAN (continued)

January 1, 2006 and share-based compensation based on the grant-date fair-value determined in accordance with SFAS No. 123R for all share-based payments granted after January 1, 2006. SFAS No. 123R eliminates the ability to account for the award of these instruments under the intrinsic value method proscribed by Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and allowed under the original provisions of SFAS No. 123.

On December 22, 2006, the Company granted 187,500 stock options to Maxim Group LLC as part of the compensation for the provision of services relating to the IPO of the Company. The stock option is exercisable at an exercise price equal to US$10.35 per ordinary share commencing six months from December 22, 2006 and expiring five years from December 22, 2006. The stock option and ordinary shares underlying the stock option may not be sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put or call transaction that would result in the effective disposition thereof by any person for a period of six months. The fair value of each option award is estimated on the date of grant using the Black-Scholes pricing model based on the following assumptions:

Fair value of shares on measurement date	US$ 8.28 per share
Expected volatility	57.26%
Expected dividends	0.00%
Expected term (in years)	5
Risk-free rate	4.56%

The fair value of the Company’s shares was estimated based on the IPO price of US$8.28 per share. The expected volatility is estimated by reference to the historical volatility of comparable companies listed on the Nasdaq Global Market. The risk-free rate for periods within the contractual life of the options is based on the U.S. government bond in effect at the time of grant. Expected dividend yields are based on historical dividends. Changes in these subjective input assumptions could materially affect the fair value estimates.

All the stock options granted during the year ended December 31, 2006, were outstanding as of December 31, 2006, with a weighted-average remaining contractual term of 5 years. The grant-date fair value of options granted during the year ended December 31, 2006 is RMB5,643 (US$723).

The Company recognized share-based compensation expenses of RMB5,643 (US$723) for the year ended December 31, 2006, as listing expense deducted from IPO proceeds and recorded in additional paid-in capital. As of December 31, 2006, there was no unrecognized compensation costs related to unvested stock options.

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 14 - STOCK OPTION PLAN (continued)

Following is a summary of the stock option activity:

	Options outstanding	Weighted Average Exercise Price	Aggregate Intrinsic Value
Outstanding, December 31, 2006	187,500	$10.35	$1,021,875
Granted	-	-	-
Forfeited	-	-	-
Exercised	-	-	-
Outstanding, September 30, 2007	187,500	$10.35	$0.00

Following is a summary of the status of options outstanding at September 30, 2007:

Outstanding Options			Exercisable Options
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Exercise Price
$10.35	187,500	4.25	$10.35	187,500	$10.35

NOTE 15 - COMMITMENTS AND CONTINGENCIES

Shandong Fuwei operating a rental BOPET production line with Shandong Weifang Legang Food Co., Ltd ( “Legang”) for three years, and the operating leases also include the Company rental of warehouse and staff quarters, the term of these leases typically ranges from 1 to 5 years, and are renewable, subject to renegotiation of terms, upon expiration.

The following is a schedule by year of future minimum rental payments required under the operation lease agreements:

Year after September 30, 2007	Amount(in thousands)
1 year after	3,170
2 year after	3,170
3 year after	3,170
4 year after	170
5 year after	170

In 2006, Shandong Fuwei received a correspondence relating to an arbitration proceeding initiated by DMT S. A. (“DMT”) against Shandong Neo-Luck in the ICC International Court of Arbitration (“ICC”) in which DMT was seeking monetary damages against Shandong Neo-Luck of approximately US$1,250 plus interest and exchange rate losses relating to a claim of partial non-payment for the DMT production line Shandong Fuwei acquired from Beijing Baorui in 2005. In January 2007, despite objections made to the ICC that Shandong Fuwei was not a proper party to the arbitration, the ICC ruled that the arbitration would proceed with Shandong Fuwei as a party. During the later part of 2007, briefs and evidence were

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

NOTE 15 - COMMITMENTS AND CONTINGENCIES (continued)

exchanged by the parties, and, a hearing before the ICC Arbitral Tribunal was held in Geneva on November 12, 2007. The Arbitral Tribunal established a schedule for further exchanges and briefs by the parties, with a final date for submissions of March 31, 2008. Pursuant to the rules of the ICC, a decision should be rendered within six months from November 12, 2007, the date when both parties executed the terms of reference relating to the matter. While we have contested vigorously the claims of DMT, it is possible that the Arbitral Tribunal may render an unfavorable decision, but it is unlikely that the Arbitral Tribunal would award DMT currency exchange losses. In such case, the amount of an award in favor of DMT may be approximately US$ 1,500.

Between September 2007 and November 2007, the Weifang Neoluck Group (“Neoluck Group”) determined and advised Shandong Fuwei that it would try to mediate a settlement on its own behalf, as it was the original major shareholder of Shandong Neo-Luck. At this time it is not known to what extent the Neoluck Group will support any financial settlement of the dispute or whether any agreement to resolve the dispute can be reached by all parties.

As of September 30, 2007, the Company has not accrued any liability in connection with this litigation.

Note 16 - MAJOR CUSTOMERS AND VENDORS

There were no major customers which accounting over 10% of the total net revenue for the nine months ended September 30, 2007 and 2006 and for the year ended December 31, 2006.

Three vendors provided approximately 69% of the Company’s raw materials for the nine months ended September 30, 2007 with each vendor individually accounting for about 38%, 17%, and 14%. Two vendors provided approximately 71% of the Company’s raw materials for the nine months ended September 30, 2006 with each vendor individually accounting for about 53%, and 18%. Two vendors provided 83% of the Company’s dollar value of raw materials for the year ended December 31, 2006 with each individually accounting for about 59% and 24%. The Company had $67 and $1,445 accounts payable to these vendors as of September 30, 2007 and December 31, 2006, respectively.

Note 17 - OTHER EVENT, SUBSEQUENT EVENT AND LITIGATION PREVIOUSLY REPORTED

In the early time of September, 2007, Shandong Fuwei start the equipment installation of the trial production line equipment. The trial production line is expected to be used mainly for experiments of new products, as well as production of multiple small batches of high value differentiated products.

Shandong Fuwei entered into a ''Letter of Intent of Fund Support'' with the Administration Committee of Weifang City Hi &New Technology Industrial Development Zone regarding the Hi-Tech Industry Development Funding of Fuwei Films Technology Center project.

On June 25, 2007, Fuwei Films announced the investigation of three controlling shareholders, Mr. Jun Yin, Mr. Duo Wang, and Mr. Tongju Zhou, and on September 28, 2007, the three shareholders have been arrested, relating to the suspicion of the Crime of Irregularities for Favoritism and to sell state-owned assets at low prices. Mr. Jun Yin is a 52.92% shareholder of

FUWEI FILMS (HOLDINGS) CO., LTD. AND SUBSIDIARIES
NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(amounts in thousands except share and per share value)

Note 17 - OTHER EVENT, SUBSEQUENT EVENT AND LITIGATION PREVIOUSLY REPORTED (continued)

Fuwei Films, and Mr. Tongju Zhou, a director of Fuwei Films, together with Mr. Duo Wang, indirectly own 12.54% of Fuwei Films. None of these individuals are involved in Fuwei Films’ day-to-day operations.

On October 18, 2007, two directors, Mr. Tongju Zhou and Mr. Mark E. Stulga announced the resignations as directors of the Company effective immediately. Mr. Zhou was a member of the compensation committee at the time of his resignation and Mr. Stulga was Chairman of each of the audit committee, the compensation committee and the corporate governance and nominating committee at the time of his resignation. On November 26, 2007, Fuwei announced that the Board of Directors has elected Mr. Tee Chuang Khoo, Professor Yudong Huang and Mr. Xiuyong Zhang to serve as members of its Board of Directors effective November 21, 2007. Mr. Khoo was appointed to serve as the Chairman of the Audit Committee.

On October 19, 2007, Rosen Law Firm announced that a class action lawsuit commenced in the United States District Court for the Southern District of New York, and on November 14, 2007, a class action law suit has been filed by Weiss & Lurie in the United States District Court for the Southern District of New York against Fuwei Films too. The Company believes the claims are without merit and plans to vigorously defend itself against the claims.

On November 2, 2007, Fuwei received a NASDAQ Staff Deficiency Letter dated October 30, 2007, which stated the Company does not have enough independent directors on its audit committee to be in compliance with the Nasdaq Marketplace Rules. On November 29, 2007, Fuwei received a letter from the Nasdaq Stock Market (“Nasdaq”) stating that the Company’s recent appointment of new directors has allowed the Company to regain compliance with The Nasdaq Marketplace Rule 4350(a)(5) (the “Rule”).

On November 6, 2007, Fuwei announced the resignation of its principal independent accountant, Murrell, Hall, McIntosh & Co. PLLP ("MHM"), effective on November 1, 2007. On November 28, 2007, Fuwei announced that it has signed an engagement letter with Kabani & Company, Inc., which became the Company’s new independent accounting firm effective November 22, 2007.

On November 12, 2007, Fuwei announced the total investment budget for the Third Production Line has been adjusted to the US$35 million range, resulting in a capital shortfall of approximately US$15 million required to commence operation of the Third Production Line. As a result, the commencement of operation of the Third Production Line has been delayed. Upon the availability of funds, the Company estimates it will take five to six months before the Third Production Line commences operation.

On December 21, 2007, Fuwei Films announced the voting results of its Annual Meeting of the Company's Shareholders that was held on Friday, December 21, 2007, in New York City.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

References to "dollars" and "US$" are to United States Dollars. References to "we", "us", the "Company" or "Fuwei" include Fuwei Fuwei Films (Holdings) Co., Ltd. and its subsidiaries, except where the context requires otherwise.

Results of Operations for the nine months ended September 30, 2007 compared to 2006.

The company entered the third quarter of 2007 with a number of favorable factors including strong market demand and sales price increases of our products.

The table below sets forth certain line items from our Statement of Income as a percentage of Net sales:

	Nine Months Period Ended Sept. 30, 2007	Nine Months Period Ended Sept.30, 2006
	(as % of Net sales)
Gross profit	24.6	23.7
Operating expenses	(7.1)	(6.1)
Operating income	17.5	17.6
Other income/(expense)	(1.9)	(3.0)
Income tax benefit/(expense)	(1.4)	(0.1)
Net income	14.2	14.6

Net sales
The Company’s net sales is primarily derived from the BOPET films that developed, manufactured and distributed by the Company.

Net sales during the nine months period ended September 30, 2007 amounted to RMB 327.8 million (US$ 42.8 million), compared to RMB 315.4 million (US$ 39.4 million) during the same period 2006, representing a 3.9% increase.

The sales of special films during the nine months period ended September 30, 2007 were RMB127.5 million (US$16.6 million), 8.7% higher than the same period last year. Sales of specialty films in the nine months of 2007 reflected 38.9% of Fuwei’s total net revenues as compared to 37.2% in the same period of 2006.

The following is a breakdown of commodity and specialty film sales for the nine months periods ended September 30, 2007 and September 30, 2006 (amounts in thousands):

	Nine months period ended
	Sept. 30, 2007		% of Total	Sept. 30, 2006	% of Total
	RMB	US$		RMB

Printing film	59,961	7,826	18	66,727	21
Stamping film	75,288	9,826	23	71,437	23
Metallization film	21,944	2,864	7	27,655	9
Base film for other applications	43,173	5,635	13	32,275	10
Specialty film	127,481	16,639	39	117,308	37

	327,847	42,790	100	315,402	100
	=========	=========	=========	=========	=========

Overseas sales during the period ended September 30, 2007 were RMB90.9 million (US$11.9 million), which accounted for 27.6 % of our total net revenues as compared to RMB 67.9 million (US$8.5 million) and 21.5% in the same period of 2006, 33.4% higher than the same period last year. The increase in overseas sales during the nine months ended September 30, 2007 is mainly due to increased brand recognition in our overseas market.

The following is a breakdown of PRC domestic and overseas sales for the nine months periods ended September 30, 2007 and September 30, 2006 (amounts in thousands):

	Nine months period ended
	Sept. 30, 2007		% of Total	Sept. 30, 2006	% of Total
	RMB	US$		RMB
Sales in China	236,971	30,929	72	247,489	78
Sales in other countries	90,876	11,861	28	67,913	22

	327,847	42,790	100	315,402	100
	=========	=========	=========	=========	=========

Cost of Goods Sold

Our cost of goods sold comprises mainly of materials costs, factory overheads, packaging materials and direct labor. The breakdown of our cost of goods sold in percentage is as follows:

	Nine Months Period Ended Sept. 30, 2007	Nine Months Period Ended Sept. 30, 2006
	% of total	% of total
Materials costs	88	88
Factory overhead	8	8
Packaging materials	3	3
Direct labor	1	1

Cost of goods sold ended September 30, 2007 was RMB 247.3 million (US$32.3 million) as compared to RMB 240.6 million (US$ 30.0 million) in the comparable period of 2006, showing 2.8% increase, mainly due to increases in material costs.

Gross Profit

Our gross profit was RMB 80.5 million (US$ 10.5 million) ended September 30, 2007, representing a gross margin of 24.6%, compared to 23.7% in the nine months of 2006, showing 7.6% increase, which was mainly due to the increase in the average sales price of our products.

Operating Expenses

Operating expenses during the period ended September 30, 2007 were RMB23.2 million (US$ 3.0 million), which was RMB19.1 million (US$2.4 million) or 21.5 % higher than in the same period of 2006. This was mainly due to: 1) costs related to legal and accounting compliance as a public company; 2) wage increases; 3) higher compensation paid to foreigntechnical consultants.

Interest Expense

Interest income amounted RMB 512,922 (US$ 66,945), compared to RMB 18,215 (US$ 2,274) during the same period last year, the increase mainly due to the increase of bank deposits. Interest expense amounted RMB6.6 million (US$ 0.9 million) ended September 30, 2007, compared to RMB 8.9 million (US$ 1.1 million) during the same period last year, showing 26.4% decease, which was mainly due to the decrease of the short-term bank loans in the first nine months of 2007.

Other Income / (expense)

Our other Income (expense) in the first nine months of 2007 amounted to RMB6.4million (US$ 0.8 million), 33.1% lower than previous comparable period, mainly due to the decrease of interest expenses.

Net Income

Net income for the nine months period ended September 30, 2007 was RMB46.3 million (US$ 6.0 million) compared to RMB 46.2 million (US$ 5.8 million) in the comparable period of 2006, representing a increase of 0.2%.

Income Tax Expense

Ended September 30, 2007, the company recorded an income tax expense of RMB4.7 million (US$ 0.6 million) compared to RMB 1 million (US$ 0 million) in the same periods of 2006. This increase was due to expiration of the 100% tax holiday period at December 31, 2006. According to “Income Tax Law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises”, Shandong Fuwei is entitled to tax concessions whereby the profit for the first two financial years beginning with the first profit-making year (2005) is exempt from income tax in the PRC and the profit for each of the subsequent three financial years (2007-2009) is taxed at 50% of the prevailing tax rates set by the relevant tax authorities. Therefore, starting from 2007, the Company will be paying a 7.5% income tax rate as compared to the zero tax rate that the Company paid over the past two years.

Results of Operations for three months ended September 30, 2007 compared to 2006.

Net sales
The table below sets forth certain line items from our Statement of Income as a percentage of Net sales:

	Three Months Period Ended Sept. 30, 2007	Three Months Period Ended Sept. 30, 2006
	(as % of Net sales)
Gross profit	21.9	23.5
Operating expenses	(7.4)	(6.8)
Operating income	14.5	16.7
Other income/(expense)	(1.2)	(2.4)
Income tax benefit/(expense)	(1.3)	0.2
Net income	12.0	14.5

Net sales for the third quarter 2007 increased slightly to RMB 107.7 million (US$14.3 million) from RMB 95.5million (US$12.0 million), 12.8% higher than the third quarter 2006. The increase in net sales was primarily due to production from the leased line.

Sales of special films in the third quarter of 2007 were RMB 41.0 million (US$ 5.4 million), 4.6% higher than the third quarter last year. Sales of special films reflected 38.1% of Fuwei’s total net revenues as compared to 41.1% in the same period of 2006.

The following is a breakdown of commodity and specialty film sales for the three months periods ended September 30, 2007 and September 30, 2006 (amounts in thousands):

	Three Months Period Ended Sept. 30, 2007		% of Total	Three Months Period Ended Sept. 30, 2006	% of Total
	RMB	US$		RMB

Printing film	18,327	2,428	17	19,206	20
Stamping film	24,224	3,209	23	22,882	24
Metallization film	8,323	1,103	8	8,477	9
Base film for other applications	15,743	2,085	15	5,677	6
Special film	41,037	5,436	38	39,220	41

	107,652	14,261	100	95,463	100
	=========	=========	=========	=========	=========

Overseas sales in the third quarter of 2007 were RMB 18.9 million (US$ 2.5 million), which accounted for 17.6% of our total net revenues as compared to RMB 21.5 million (US$2.7 million) and 22.5% in the same period of 2006, 12.1% lower than the third quarter last year. The Company, along with many Chinese companies in similar industries, was negatively impacted by the reduction in the export tax rebate, which went from 11 percent to 5 percent on July 1, 2007.

The following is a breakdown of PRC domestic and overseas sales (amounts in thousands) for the three months periods ended September 30, 2007 and September 30, 2006 (amounts in thousands)::

	Three Months Period Ended Sept. 30, 2007		% of Total	Three Months Period Ended Sept. 30, 2006	% of Total
	RMB	US$		RMB
Sales in China	88,741	11,756	82	73,938	77
Sales in other countries	18,912	2,505	18	21,524	23

	107,652	14,261	100	95,463	100
	=========	=========	=========	=========	=========

Cost of Goods Sold

	Three Months Period Ended	Three Months Period Ended
	Sept. 30, 2007	Sept. 30, 2006
	% of total	% of total
Materials costs	91	89
Factory overhead	5	8
Packaging materials	3	2
Direct labor	1	1

Cost of goods sold in the third quarter of 2007 totaled RMB84 million (US$11.1million) as compared to RMB73.0 million (US$9.2 million) in the prior year or approximately 15.1% higher mainly due to the increase of materials costs.

Gross Profit

Our gross profit was RMB23.6 million (US$3.1 million) in the third quarter 2007, representing a gross margin of 21.9%, compared to 23.5% in the third quarter of 2006. The slight decrease in gross margin was due to the increase of raw material prices. Although the average sales price of the company’s products have been increased at the same time, the rapid increase prices of crude oil outweighed such increases.

Operating Expenses

Operating expenses in the third quarter of 2007 were RMB 8.0 million (US$ 1.1 million), which was 23.1 % higher than RMB6.5 million (US$ 0.8 million) in the prior period in 2006. This was mainly due to: 1) costs related to legal and accounting compliance as a public company; 2) wage increases; 3) higher compensation paid to foreign technical consultants.

Interest Expense

Interest income in the third quarter of 2007 were RMB 236 million (US$ 31.3 million) compared to RMB 11.4 million (US$1.4 million) in the same period of 2006. Interest expenses totaled RMB1.7 million (US$0.2 million) in the third quarter of 2007 compared to RMB 2.0 million (US$ 0.3 million) in the third quarter of 2006, showing 12.7% decrease, which was mainly due to the increase of bank deposits, and less short-term bank loans in the third quarter of 2007 comparing to the corresponding period in 2006.

Other Income /(expenses)

Our other expenses in the third quarter of 2007 were RMB 1.2 million (US$0.2 million) compared to RMB2.3 million (US$0.4 million) in the same period of 2006, showing 45.3% decrease, which was mainly due to the decrease of interest expenses.

Net Income

 Net income for the third quarter of 2007 was RMB 12.9 million (US$ 1.7 million), compared to RMB 13.9 million (US$ 1.7 million)  in the third quarter of 2006, representing a decrease of 7.2 percent from the third quarter of 2006 based upon the comparison of the amounts in RMB. The decrease in net income was primarily due to the increase in operating expenses and income taxes in the reporting quarter. The income tax rate for the third quarter of 2007 was 7.5 percent, compared with 0 percent in the same period of 2006.

Income Tax Expense

In the third quarter of 2007, the company recorded an income tax expense of RMB1.4 million (US$0.2 million) compared to an income tax benefit of RMB0.2 million in the third quarter of 2006. This increase was due to expiration of the 100% tax holiday period at December 31, 2006. The income tax rate for the third quarter of 2007 was 7.5 percent, compared with 0 percent in the same period of 2006.

Liquidity and Capital Resources

Since inception, our sources of cash were mainly from cash generated from our operations and borrowings from financial institutions and capital contributed by our shareholders.

Our capital expenditures in 2007 have been primarily financed through short-term borrowings from financial institutions and IPO proceeds. The interest rates of short-term borrowings from financial institutions during the three year period from 2004 to 2007 ranged from 3.06% to 7.25%. We believe that our principal banker in Shandong Province had been granting shorter-term loans to its customers as a result of the efforts of the bank branch to reduce the level of its long-term loans.

Since our inception, we have incurred significant amounts of secured short-term financing to fund our acquisition of the Brückner and DMT production lines and for our working capital needs. At December 31, 2006, these borrowings totaled RMB 237.67 million including seven different loan agreements with three different financial institutions in the PRC. Subsequently, we renegotiated substantially all of our outstanding indebtedness resulting in approximately RMB 152.6 million less of secured indebtedness. Management believes that the reduced debt will cut down our financial cost in 2007. Each of the related loan agreements contains provisions regarding collateral, covenants prohibiting us from engaging in certain activities (including selling, mortgaging or otherwise disposing of or encumbering all or substantially all of our assets or before any merger, acquisition, spin-off, or other transaction resulting in a change in our corporate structure) without the lenders consent and acceleration (and setoff) provisions in the event of default in payment or failure to comply with such covenants.

We have also entered into a contract relating to a third production line and are in the process of exploring potential sources of capital to fund an estimated US$ 15 million stortfall that is necessary to complete the line. The total investment of our new thick BOPET film production line is estimated to be approximately RMB 270 million (US$ 35 million).

Operating Activities

Net cash flows provided by operating activities for the nine months ended September 30, 2007, was RMB 47.1 million (US$6.2 million) compared with net cash flows used by operating activities of negative RMB15.6million (negative US$2.0 million) for the nine months ended September 30, 2006, for a net increase of RMB 62.7million (US$ 7.8 million). This change in cash flows from operating activities was attributable primarily to the decrease of account receivable.

Working Capital

As of September 30, 2007, the Company had working capital of RMB33.3 million (US$4.5million).

The Company anticipates that it will have sufficient working capital for the next 12 months. However, the Company may borrow additional capital or sell its common stock to realize additional funds in order to expand and grow its operations.

Contractual Obligations

 The following table is a summary of the Company's contractual obligations as of September 30, 2007 (In thousands) (except the short-term bank loan, Note 8):

Contractual obligations	Payments due by period
	Total	Less than	1-3	3-5	More than
		1 year	years	years	5 years

Rental obligations	8,010	1,670	6,340	-	-
Purchase obligations	24,676	24,676	72	-	-

Total	$32,686	$26,346	$6,412	-	-

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated January 10, 2008.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fuwei Films (Holdings) Co., Ltd

By:	/s/ Xiaoan He
Name: Xiaoan He
Title: Chairman, Chief Executive Officer

Dated: January 15, 2008